SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

BIOSOURCE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

09066H104

(CUSIP Number)

Sanford S. Wadler, Esq.
Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, California 94547
(510) 724-7000

Copy to:

William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
(650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 09066H104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Bio-Rad Laboratories, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 94-1381833
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,639
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 665,639
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8
14	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $ .001 par value per share (the “Common Stock”), of BioSource International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 542 Flynn Road, Camarillo, California 93012.

Item 2. Identity and Background.

     This statement on Schedule 13D is being filed by Bio-Rad Laboratories, Inc., a Delaware corporation (“Bio-Rad”).

     Bio-Rad manufactures and supplies the life science research, healthcare, analytical chemistry and other markets with a broad range of products and systems used to separate complex chemical and biological materials and to identify, analyze and purify their components. The address of the principal business and the principal office of Bio-Rad is 1000 Alfred Nobel Drive, Hercules, California 94547. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Bio-Rad is set forth on Schedule A.

     During the last five years, none of Bio-Rad, and to the best of Bio-Rad’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Bio-Rad has purchased the shares of Common Stock it beneficially owns in open market transactions at an aggregate purchase price of approximately $4,971,266. These purchases were funded through internally generated funds.

Item 4. Purpose of Transaction.

     Bio-Rad acquired the shares of Common Stock to which this statement on Schedule 13D relates for the purpose of acquiring a significant equity position in the Issuer. In addition, Bio-Rad believed that ownership of the shares could facilitate a business combination between the Issuer and Bio-Rad. Bio-Rad has had discussions with the Issuer and other investors in the Issuer concerning further acquisitions of the Common Stock and a merger of the Issuer with Bio-Rad, and on April 6, 2005, Bio-Rad sent a letter (the “Letter”) to the Issuer proposing that Bio-Rad acquire all of the Issuer’s outstanding shares for $8.50 per share in cash. The Letter is attached hereto as Exhibit 1.

     Bio-Rad intends to review its holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Issuer, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may at any time (as permitted by applicable law) determine to acquire through open market purchases or otherwise additional shares of Common Stock; sell shares of Common Stock through the open market or otherwise; or engage or participate in a transaction or series of transactions with the purpose or effect of influencing control of the Issuer. Such transactions may take place at any time with or without prior notice and may include, without limitation, entering into one or more privately negotiated acquisitions of additional shares of Common Stock, making a tender offer for some or all of the Common Stock, waging a proxy contest for control of the board of directors of the Issuer or taking other actions that could have the purpose or effect of directly or indirectly influencing control of the Issuer. Bio-Rad has engaged, and/or may in the future engage, legal and other advisors to assist it in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer.

     Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Bio-Rad has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 665,639 shares of Common Stock, representing approximately 6.8% of the outstanding shares of Common Stock of the Issuer.

     Except as set forth in this Item 5(a), none of Bio-Rad, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any shares of Common Stock.

     (b) Bio-Rad has sole power to vote and to dispose of 665,639 shares of Common Stock.

     (c) Information concerning transactions in Common Stock during the past sixty days is set forth on Schedule B.

     (d) Inapplicable.

     (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the best knowledge of Bio-Rad, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Letter dated April 6, 2005 from Bio-Source to the board of directors of the Issuer.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2005

Date

/s/ Sanford S. Wadler

Signature

Name:	Sanford S. Wadler
Title:	Vice President, General Counsel and Secretary